RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

2 April 2007

RANDGOLD RESOURCES LIMITED – Annual Information Update

In accordance with Prospectus Rule 5.2, Randgold Resources Limited submits its first Annual Information Update, following the publication of our Annual Report in March 2007.  This Annual Information Update refers to information that has been published or made available to the public in Jersey, the UK, USA and Canada.

This Annual Information Update provides information from 2 June 2006 to 2 April 2007 being  the date of publication of this Annual Information Update.

Information submitted to the Regulatory News Service , London Stock Exchange

Details of all regulatory announcements can be found in full on the company’s market news page on the London Stock Exchange webite at: www.londonstockexchange.com

TITLE	DATE PUBLISHED
Randgold Resources re-admitted to FTSE gold index	19 June 2006
Randgold Resources included in new Nasdaq global select market	5 July 2006
Former Loulo contractor liquidated	2 August 2006
Report for the quarter and six months ended 30 June 2006	7 August 2006
Randgold Resources doubles profit as Loulo production gets into gear	7 August 2006
Randgold Resources update	7 August 2006
Director increases his Randgold Resources holdings	5 September 2006
Mali gold industry requires reinvestment to secure its future	16 October 2006
Development of new underground mine formally underway	17 October 2006
Directorate change	31 October 2006
Another profitable quarter as Loulo underground development starts and Tongon progresses to feasibility	2 November 2006
Report for the quarter ended 30 September 2006	2 November 2006
Block listing six monthly return	20 November 2006
Randgold Resources posts 54% increase in profit before tax, declares dividend	5 February 2007
Report for the quarter and year ended 31 December 2006	5 February 2007
Randgold Resources updates	5 February 2007
Dividend	5 February 2007
Are gold producers developing or exploiting?	6 February 2007
Final dividend for 2006 – election for sterling dividend	16 February 2007
Restricted stock award: non executive directors	28 February 2007
Block listing	1 March 2007
Total voting rights	28 February 2007
Restricted stock award: D M Bristow	19 March 2007
Change of auditors	29 March 2007
Annual Report release	29 March 2007

Information posted on website ( www.randgoldresources.com)

QUARTERLY REPORTS
TITLE	DATE PUBLISHED
Report for the Quarter and 6 Months ended 30 June 2006	7 August 2006
Report for the Quarter ended 30 September 2006	2 November 2006
Report for the Quarter ended 31 December 2006	5 February 2007

ANNUAL REPORTS
TITLE	DATE PUBLISHED
Annual Report – 2005	3 April 2006
Annual Report – 2006	29 March 2007

20F
TITLE	DATE PUBLISHED
Form 20F – 2005	10 July 2006

CORPORATE GOVERNANCE
TITLE	DATE PUBLISHED
Corporate Code of Ethics General	21 October 2005
Corporate Code of Ethics Financial	21 October 2005
Social Reponsibility Statement	18 October 2005
Audit Charter	2 March 2007
Nomination & Corporate Governance Committee Charter	2 March 2007
Remuneration Committee Charter	2 March 2007

PRESS RELEASES
TITLE	DATE PUBLISHED
Randgold Resources re-admitted to FTSE Gold Index	19 June 2006
Randgold Resources included in new Nasdaq global select market	5 July 2006
Randgold Resources Doubles Profit As Loulo Production Gets Into Gear	7 August 2006
Development of new underground mine formally under way	16 October 2006
Mali gold industry requires reinvestment to secure its future	17 October 2006
Another profitable quarter as Loulo underground development starts and Tongon progresses to feasibility	2 November 2006
Randgold Resources posts 54% increase in profit before tax, declares dividend	5 February 2007
Are gold producers developing or exploiting ?	6 February 2007
Final Dividend for 2006 – Election for Sterling Dividend	16 February 2007

PRESENTATIONS
TITLE	DATE PUBLISHED
African Junior Mining Conference 2006 : Assessing the role of Juniors … gold miners and explorers	4 July 2006
Results for the Quarter and 6 Months Ended 30 June 2006	7 August 2006
Results for the quarter ended 30 September 2006	2 November 2006
Results for the quarter and year ended 31 December 2006	5 February 2007
Indaba 2007 – Exploiting market opportunity or building profitable businesses	6 February 2007
BMO Nesbitt Burns 2007 – Performance drives our progress	8 March 2007

RESERVE/RESOURCE TABLES
TITLE	DATE PUBLISHED
Reserve and Resource Declaration – 2005	31 March 2006
Reserve and Resource Declaration – 2006	29 March 2007

Documents filed with the Jersey Financial Services Commission

Title	Date
Special Resolution re: Puchase of Shares for Cash	31 May 2006
Annual Return for year 31 December 2006	6 March 2007

Documents filed with the Jersey Financial Services Commission are available at Jersey Financial Services Commission, Nelson House, David Place, St Helier, Jersey JE4 8TP.

Documents filed with the United States Securities and Exchange Commission

Title	Date
Form 6-K: Incorporating the following: Release, dated March 19, 2007, entitled “Restricted Stock Award: D M Bristow”.	March 28, 2007

Form 6-K: Incorporating the following:

Release, dated February 28, 2007, entitled “Restricted Stock Award: Non Executive Directors“.

Release, dated February 28, 2007, entitled “Total Voting Rights“.

Release, dated March 1, 2007, entitled “Block Listing“.

March 6, 2007
Form 6-K: Incorporating the following: Release, dated February 6, 2007, entitled “Are Gold Producers Developing or Exploiting?”.	February 16, 2007
Form 6-K: Incorporating the following: Release, dated February 5, 2007, entitled “Highlights of the Results for the Year Ended 31 December 2006”. Randgold Resources Report, February 2007.	February 15, 2007
Form 6-K: Incorporating the following: Release, dated January 25, 2007, entitled “Announcement of Year-End (Q4) Results – Monday 5 February 2007”.	January 26, 2007
Form 6-K: Incorporating the following: Release, dated January 10, 2007, entitled “Announcement of Year-End (Q4) Results – Monday 5 February 2007”.	January 16, 2007
Form 6-K: Incorporating the following: Release, dated November 20, 2006, entitled “Block Listing Six Monthly Return”.	November 22, 2006
Form 6-K: Incorporating the following: Release, dated November 2, 2006, entitled “Another Profitable Quarter as Loulo Underground Development Starts and Tongon Progresses to Feasibility”.	November 8, 2006
Form 6-K: Incorporating the following: Report for the Quarter Ended 30 September 2006.	November 7. 2006

Form 6-K: Incorporating the following:

Release, dated October 31, 2006, entitled “Directorate Change”.

Release, dated October 27, 2006, entitled “Announcement of Q3 Results - Thursday 2 November 2006”.

November 1, 2006

Form 6-K: Incorporating the following:

Release, dated October 17, 2006, entitled “Development of New Underground Mine Formally Underway”.

Release, dated October 16, 2006, entitled “Mali Gold Industry Requires Reinvestment to Secure its Future”.

October 20, 2006
Form 6-K: Incorporating the following: Report for the Quarter and Six Months Ended 30 June 2006.	August 8, 2006

Form 6-K: Incorporating the following:

Release, dated August 7, 2006, entitled “Randgold Resources Doubles Profit as Loulo Production gets into Gear”.

Release, dated August 7, 2006, entitled “Randgold Resources Update”.

August 8, 2006
Form 6-K: Incorporating the following: Release, dated August 2, 2006, entitled “Former Loulo Contractor Liquidated”.	August 3, 2006
Form 6-K: Incorporating the following: Release, dated July 5, 2006, entitled “Randgold Resources Included in New Nasdaq Global Select Market”.	July 11, 2006
Form 20-F: Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year ended December 31, 2005.	June 29, 2006
Form 6-K: Incorporating the following: Annual Information Update, dated May 29, 2006. Release, dated June 19, 2006, entitled “Randgold Resources Re-Admitted to FTSE Gold Index”.	June 28, 2006

The company has submitted filings to the SEC by virtue of having American Depositary Shares listed on the Nasdaq National Market.  Full details of the filings can be viewed at: www.sec.gov

Documents filed with the UK Listing Authority Document Disclosure Authority

Title	Date
Six Month Block Listing Return	17 November 2006
Block Listing Application	26 February 2007

Documents submitted to the UKLA’s Document Viewing Facility can be viewed at the Document Viewing Facility, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Caution:  This Annual Information Update is required by and is made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kindgom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, noar any person, takes any responsibility for , or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains.  This information is not necessarily up to date as at the date of this Annual Information Update and the Company does not undertake any obligation to update any such information in the future.

Randgold Resources contact:
David Haddon
Telephone	+27 11 481 7214
Mobile	+27 83 260 5275
Email	dhaddon@randgoldresources.com